

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2022

Shelly M. Chadwick
Chief Financial Officer
Materion Corporation
6070 Parkland Boulevard
Mayfield Heights, Ohio 44124

      Re: Materion Corporation
          Form 10-K for the Year Ended December 31, 2021
          Filed February 17, 2022
          File No. 001-15885

Dear Ms. Chadwick:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Manufacturing